UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number:  001-34547

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cloud Peak Energy Inc.
Full Name of Registrant

Former Name if Applicable

748 T-7 Road
Address of Principal Executive Office (Street and Number)

Gillette, Wyoming 82718
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cloud Peak Energy Inc. (together with its subsidiaries, the “Company”) has experienced delays in the preparation and filing of its Quarterly Report on Form 10-Q for the period ended June 30, 2019 (the “Form 10-Q”) within the prescribed time period due to delays experienced in completing the Company’s financial statements and certain impairment and other disclosures required in the Form 10-Q.  The Form 10-Q could not be filed without unreasonable effort or expense.

On August 15, 2019, the Company is scheduled to undertake an auction process for substantially all of its assets pursuant to Section 363 of the Bankruptcy Code. The Company’s hearing before the Court to approve the sale pursuant to the winning bid received at the auction is currently scheduled to occur on August 19, 2019.  The closing of the sale pursuant to the auction has yet to be determined, but could occur at the end of October 2019, subject to the satisfaction or waiver of closing conditions. The Company expects that any winning bid will be for an amount that is substantially less than the book value of the assets currently recorded on the Company’s balance sheet and will represent the fair market value of the Company’s assets.  Following the auction and Court approval of the same, the Company will begin the process of calculating and documenting the amount of the impairment required for the Company’s assets to properly reflect the fair market value as determined by the Court-approved winning bid.

Due to the timing of the Company’s auction, the Court approval process and the general effect of the bankruptcy process, including the expected significant impairment to the book value of the Company’s assets required as a result of the asset valuation set forth in any Court-approved winning bid, the Company is unable to file the Form 10-Q without unreasonable effort or expense. Further, the Company does not expect to file the Form 10-Q within the time period prescribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934.  The Company will file its June 30, 2019 Form 10-Q as soon as practicably possible.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Heath Hill	(720)	566-2934
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit A.

Cloud Peak Energy Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

CLOUD PEAK ENERGY INC.
Date:	August 9, 2019	By:	/s/ Heath Hill
Name: Heath Hill
Title: Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT A

The Company’s current book value of its long-lived assets as of June 30, 2019 is approximately $631 million and the value of its materials and supplies inventory is approximately $65 million.  The Company expects the bids that it will receive at the auction will be significantly lower than these amounts and will reflect the current fair market value of the Company’s assets as a result of the auction process undertaken as part of the Company’s Chapter 11 Bankruptcy filing.  The Company will record an impairment to its long-lived assets and materials and supplies inventory in an amount that will reduce the value of these assets to their fair market value.  This impairment amount will result in a significant change to net income (loss) and will be reflected in the earnings statement.  Due to the timing of the receipt and Court approval of the third party bids, the Company is unable to meet its Form 10-Q filing deadline of August 9, 2019.

The following table provides certain operating and financial information for the quarters ended June 30, 2019 and 2018 that will not be affected by the asset impairment described above.  Until the Company has completed its impairment test and reflected the results thereof in the Company’s financial statements, the Company is unable to provide a reasonable estimate of any additional results of operations data.

	Quarter Ended		Year to Date
(in millions, except per ton amounts)	06/30/19	06/30/18	06/30/19	06/30/18
Owned and Operated Mines Segment
Shipments - owned and operated mines (tons)	12.0	11.6	21.7	23.8

Realized price per ton sold	$11.63	$12.18	$11.64	$12.19
Average cost per ton sold	$10.58	$11.90	$11.62	$11.41
Cash margin per ton sold (1)	$1.05	$0.28	$0.02	$0.78

Logistics and Related Activities Segment
Shipments - Asian exports (tons)	0.7	1.3	1.4	2.7

Realized price per ton sold - Asian exports	$47.94	$59.78	$50.51	$58.41
Average cost per ton sold - Asian exports	$57.89	$54.32	$56.85	$53.17
Cash margin per ton sold - Asian exports (1)	$(9.95)	$5.46	$(6.34)	$5.24

(1) Calculated by subtracting the average cost per ton sold from the realized price per ton sold.